UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 19, 2018, Medigus Ltd. (“Medigus” or the “Company”) entered into an Underwriting Agreement with H.C. Wainwright & Co. (the “Underwriter”), pursuant to which the Company agreed to issue and sell to the Underwriter, in a firm commitment public offering (the “Offering”), an aggregate of 2,837,674 units at a price of $3.50 per unit. Each unit consists of (i) one American Depositary Share, or ADS (or ADS equivalents), and (ii) one Series C warrant to purchase one ADS. In connection with the closing of the Offering, on July 23, 2018, the Company issued a press release titled: “Medigus Announces Closing of $10 Million Underwritten Public Offering.” A copy of the press release is furnished herewith as exhibit 99.1.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on July 18, 2018. The Offering of these securities was made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to and describing the terms of the offering has been filed with the SEC on July 23, 2018. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Underwriting Agreement by and between Medigus and the Underwriter is furnished herewith as Exhibit 1.1. The Warrant Agent Agreement between Medigus and Computershare Inc., as warrant agent, including the Form of Series C Warrant, dated July 23, 2018, is furnished herewith as Exhibit 4.1. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 23, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement by and between Medigus and H. C. Wainwright & Co., dated July 19, 2018.

4.1	Warrant Agent Agreement between Medigus and Computershare Inc., as warrant agent, including the Form of Series C Warrant, dated July 23, 2018.

99.1	Press release titled: “Medigus Announces Closing of $10 Million Public Offering.” dated July 23, 2018.